Exhibit 12.1

Ratio of Earnings to Fixed Charges

December 31 (in millions, except for ratios)	2016	2015	2014	2013	2012
Fixed charges:
Net interest expense including amortization of debt discount	$471	$394	$282	$278	$276
Interest capitalized to properties	25	14	15	13	15
Interest income	1	1	4	5	3
Portion of rentals representing an interest factor	11	11	9	11	13
Total fixed charges	$508	$420	$310	$307	$307
Earnings available for fixed charges:
Income before income tax expense	$2,152	$1,959	$2,038	$1,125	$636
Amortization of interest capitalized to properties	15	15	14	14	14
Fixed charges	508	420	310	307	307
Equity earnings net of distributions	(18)	(9)	(7)	2	(2)
Interest capitalized to properties	(25)	(14)	(15)	(13)	(15)
Earnings available for fixed charges	$2,632	$2,371	$2,340	$1,435	$940
Ratio of earnings to fixed charges	5.2	5.6	7.5	4.7	3.1